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                 June 3, 2020

       David Wagner
       Chief Executive Officer
       Zix Corporation
       2711 North Haskell Avenue
       Suite 2200, LB 36
       Dallas, TX 75204

                                                        Re: Zix Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed June 1, 2020
                                                            File No. 333-238852

       Dear Mr. Wagner:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence,
       Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Mollie Duckworth, Esq.